BB

CM 3/8

SEC 05036932 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2005 WASH. D.C. 218

SEC FILE NUMBER
8-66160

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY LEADERSHIP SECURITIES GROUP Inc

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4890 W. Kennedy Blvd Ste. 220
(No. and Street)

TAMPA (City) FL (State) 33609 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maya Shusharyan 561-241-1912
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ferlita Walsh & Gonzalez, PA
(Name – *if individual, state last, first, middle name*)

3302 Azeele St. (Address) Tampa (City) FL (State) 33609 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 14 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB 3-11

OATH OR AFFIRMATION

I, Mark F Graham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY LEADERSHIP SECURITIES GROUP INC, as of DEC 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

DEBORAH H. PHILLIPS
MY COMMISSION # DD 317508
EXPIRES: May 30, 2008
Bonded Thru Notary Public Underwriters

[signature]
Notary Public

[signature]
Signature

MARK F GRAHAM, PRES.
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EQUITY LEADERSHIP SECURITIES GROUP, INC.

FINANCIAL STATEMENTS

Year Ended December 31, 2004

TABLE OF CONTENTS

Ferlita, Walsh & Gonzalez, P.A.
Certified Public Accountants

The CPA. Never Underestimate The Value.[SM]

SAM S. FERLITA, C.P.A.
VINCENT E. WALSH, C.P.A.
FROMENT JOHN GONZALEZ, III, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
S.E.C. AND PRIVATE COMPANIES PRACTICE SECTIONS
FLORIDA INSTITUTE OF C.P.A.'S

INDEPENDENT AUDITORS' REPORT

Board of Directors
Equity Leadership Securities Group, Inc.
Tampa, Florida

We have audited the accompanying statement of financial condition of Equity Leadership Securities Group, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Leadership Securities Group, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ferlita, Walsh + Gonzalez, P.A.

Ferlita, Walsh & Gonzalez, PA
Tampa, Florida

February 2, 2005

3302 Azeele St. • Tampa, FL 33609
(813) 877-9609 • Fax: (813) 875-4477

EQUITY LEADERSHIP SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2004

	2004
ASSETS	
Cash	$ 128,928
Commissions receivable	27,382
Due from brokers	450
Prepaid expenses	20,748
Property and equipment, net	4,209
	$ 181,717
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable	$ 1,019
Commissions payable	120,248
Note payable	12,870
Reserve for policy cancellations	2,508
Payroll taxes payable	746
	137,391
STOCKHOLDER'S EQUITY	
Common stock, $1 par value, 7,000 shares authorized; 100 issued and outstanding	100
Additional paid-in capital	164,967
Retained deficit	(120,741)
	44,326
	$ 181,717

See accompanying notes and accountants' report.

EQUITY LEADERSHIP SECURITIES GROUP, INC.
STATEMENT OF OPERATIONS
Year Ended December 31, 2004

		2004
REVENUES		
Commissions	$	579,258
Other income		28,515
		607,773
EXPENSES		
Commissions		521,546
Employee compensation and payroll taxes		58,666
Professional fees		35,659
Licenses and permits		25,806
Insurance		17,875
Rent and utilities		15,809
Contract labor		11,608
Computer support		5,691
Other taxes		3,391
Reserve for policy cancellations expense		2,508
Travel and entertainment		2,282
Office expense		1,994
Bank service charges		1,337
Education and seminars		1,321
Interest expense		886
Other operating expenses		836
Depreciation		624
		707,839
LOSS BEFORE INCOME TAXES		(100,066)
PROVISION FOR INCOME TAXES		-
NET LOSS	$	(100,066)

See accompanying notes and accountants' report.

EQUITY LEADERSHIP SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended December 31, 2004

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2003	100	$ 100	$ 47,967	$ (20,675)	$ 27,392
Net loss	-	-	-	(100,066)	(100,066)
Contributions of capital	-	-	117,000	-	117,000
Balance at December 31, 2004	100	$ 100	$ 164,967	$ (120,741)	$ 44,326

See accompanying notes and accountants' report.

EQUITY LEADERSHIP SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2004

	2004
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (100,066)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	624
Increase (decrease) in:	
Commissions receivable	(27,382)
Due from brokers	(450)
Prepaid expenses	7,852
Increase in:	
Accounts payable	1,019
Commissions payable	120,248
Reserve for policy cancellations	2,508
Payroll taxes payable	746
NET CASH PROVIDED BY OPERATING ACTIVITIES	5,099
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(4,833)
NET CASH USED BY INVESTING ACTIVITIES	(4,833)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repayments of note payable	(15,730)
Contributions of capital	117,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	101,270
NET INCREASE IN CASH	101,536
CASH AT BEGINNING OF YEAR	27,392
CASH AT END OF YEAR	$ 128,928
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 886
Income taxes	$ -
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES	
Prepaid Insurance financed through note payable	$ 28,600

See accompanying notes and accountants' report.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Equity Leadership Securities Group, Inc. (Company), a Florida corporation, is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, that engages in the distribution of variable insurance products and other investments through its network of nationwide brokers. For the year ended December 31, 2004, approximately 82% of the Company's commission revenues were earned from the sale of variable life insurance policies.

Revenue Recognition and Commissions Receivable

Commission revenue on variable life insurance policies is recognized when the policy is in underwriting and the Company has received a commission payment. At that date, the earnings process has been completed and the Company can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. Subsequent commission adjustments are recognized upon notification from the insurance companies. Commission revenues from variable annuities and mutual funds and recorded upon sale.

The insurance companies that underwrite the variable life insurance policies sold by the Company collect the premiums directly from the insured and remit the applicable commissions to the Company. The majority of the commissions receivable balance at December 31, 2004, are commissions on variable life insurance policies due from insurance companies.

Subsequent to year end, the Company adopted the policy of recognizing commission revenue on variable life insurance policies as of the issuance date of the policy. The application of this accounting policy during 2004 would not have produced significantly different operating results.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Statement of Cash Flows

The Company considers all cash in bank accounts and liquid investments with an original maturity date of ninety days or less as cash.

Income Taxes

The Company utilizes SFAS No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed on the straight-line method, based on the estimated useful lives of the related assets.

Fair Value of Financial Instruments

The Company's financial instruments include cash, commissions receivable, prepaid expenses, and commissions payable. The carrying values of these financial instruments have been estimated by management to approximate their fair values.

NOTE B–NOTE PAYABLE

The Company has entered into a finance agreement for the cost of its errors and omissions insurance. A down payment of $7,150 on the agreement was due on July 1, 2004, with nine additional monthly payments of $3,269, including interest at 6.0%, to follow thereafter, beginning on August 1, 2004. The Company recorded insurance expense of $17,875 under the agreement in 2004 and at December 31, 2004, the note payable had a balance of $12,870.

NOTE C–RESERVE FOR POLICY CANCELLATIONS

The reserve for policy cancellations is based upon historical cancellation experience adjusted by known circumstances and includes an allowance for management's estimate of the cancellation recoveries collectible from the Company's brokers. The reserve is periodically evaluated and adjusted as necessary and was as follows at December 31:

	2004
Reserve for policy cancellations	$ 25,082
Allowance for recoveries	(22,574)
Net reserve for policy cancellations	$ 2,508

NOTE D–PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31:

	2004
Office equipment	$ 4,833
Less: accumulated depreciation	(624)
	$ 4,209

NOTE E–OTHER INCOME

The Company's policy is to require its brokers to be insured through coverage provided under the Company's errors and omissions policy and to reimburse the Company a fixed monthly amount, including a nominal administrative fee, in exchange for the insurance. Payments from brokers for insurance coverage for the year ended December 31, 2004, totaled $23,228 and are included in other income.

NOTE F–RELATED PARTY TRANSACTIONS

In March of 2004, the Company entered into a one-year management agreement with two related entities for the use of office space and operational support to be paid monthly by the Company as follows:

Rent and utilities	$ 1,700
Other office expenses	Actual cost

Prior to signing the management agreement, the Company rented office space from the same related entities on a month-to-month basis. Included in the statement of operations for the year ended December 31, 2004, are expenses totaling $14,168 in association with the management agreement.

NOTE G–INCOME TAXES

At December 31, 2004, the Company had a $101,004 available net operating loss carryforward that may be applied against future taxable income and that expires in 2024 if not completely used by that time.

The main component of the Company's net deferred tax asset before valuation allowance is the net operating loss carryforward. At December 31, 2004, the Company recorded a 100% valuation allowance against the net deferred tax asset due to the uncertainty of its ultimate realization. As a result, the valuation allowance increased $19,688 from $4,068 at December 31, 2003 to $23,756 at December 31, 2004.

NOTE H–CONCENTRATIONS

Cash

The Company maintains cash balances at one financial institution in Tampa, Florida. Combined account totals are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2004, the Company's uninsured cash balance was $49,439.

Underwriter

For the year ended December 31, 2004, approximately 98% of the Company's commissions revenue earned was from the sale of insurance and annuity contracts underwritten by one company. Management does not feel the loss of this underwriter would impact the Company's operations since it has contracts with other underwriters and the volume of business conducted with various underwriters is a result of qualitative considerations.

NOTE I–NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain percentages. As of December 31, 2004, the Company was in compliance of both rules.

SUPPLEMENTARY INFORMATION

EQUITY LEADERSHIP SECURITIES GROUP, INC.
SCHEDULE I - COMPUTATIONS OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL	
Total stockholder's equity	$ 44,326
Add:	
Accrued commissions payable	24,644
Total capital and allowable liabilities	68,970
Deductions and/or charges:	
Nonallowable assets:	
Commissions receivable	27,382
Due from brokers	450
Prepaid expenses	20,748
Property and equipment, net	4,209
	52,789
Net capital	$ 16,181
Aggregate indebtedness	
Items included in the statement of financial condition:	
Accounts payable	$ 1,019
Commissions payable (excluding accrued commissions payable on receivables)	95,604
Payroll taxes payable	747
Total aggregate indebtedness	$ 97,370
Computation of basic net capital requirement	
Minimum net capital required:	$ 12,171
Excess net capital	$ 4,010
Aggregate indebtedness to net capital	601.76%
Reconciliation with company computation included in part IIA of Form X-17A-5 as of December 31, 2004:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 25,321
Audit adjustment to record fixed assets, net	4,209
Audit adjustment to record note payable	(12,870)
Other audit adjustments (net)	(479)
Net capital per above	$ 16,181

See independent auditors' report.

EQUITY LEADERSHIP SECURITIES GROUP, INC.
SCHEDULE II - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
AS OF DECEMBER 31, 2004

The Company qualifies for exemption under Rule 15c3-3(k)(1) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

See independent auditors' report.